                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1933


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                                 JNI Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46622G105
          -------------------------------------------------------------
                                (CUSIP Number)

        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                               (Tel) 941-962-8577
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                           Communications)

                                February 28, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.           46622G105
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities Only)
          Lloyd I. Miller, III.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A)  / /


                                                                       (B)  / /
--------------------------------------------------------------------------------

3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          OO (See Item 3)
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR  2(E)                           / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------

                                 7       SOLE VOTING POWER


           NUMBER OF                     1,394,876 (See Item 5)
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH                -----------------------------------------------
           REPORTING
            PERSON               8       SHARED VOTING POWER
             WITH                        764,350 (See Item 5)
                                 -----------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
                                         1,144,926 (See Item 5)
                                 -----------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                         1,014,300 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,159,226 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                       / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN-IA-OO (See Item 3)
--------------------------------------------------------------------------------

                         ORIGINAL REPORT ON SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.001 per share (the "Shares") of JNI Corporation (the "Company").

ITEM 2.           IDENTITY AND BACKGROUND

         This statement is filed by Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by Miller on his own behalf and on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Miller is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Miller is the advisor to Trust A-3, Trust A-4 and Trust C (the "Trusts"). Trust A-3 and Trust A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). The Trust Agreement is hereby attached as Exhibit 99.1. Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts, at various times and at various prices.

         Pursuant to Irrevocable Trust Agreements in the form attached hereto as
Exhibit 99.4, all of the Shares initially purchased in Trust C were transferred into grantor retained annuity trusts named MILGRAT II (U), MILGRAT II (Z), MILGRAT II (B), MILGRAT II (I), MILGRAT II (K) and MILGRAT II (P) (each a "MILGRAT II Trust" and collectively, the "MILGRAT II Trusts"). Pursuant to the Irrevocable Trust Agreements, each MILGRAT II Trust makes an annuity distribution back to Trust C on the day prior to the first anniversary of each such MILGRAT II Trust. Miller is named as the Trustee to each of the MILGRAT II Trusts. Whereas the reporting person had shared dispositive and voting power for all Shares held by Trust C, the reporting person has shared dispositive but sole voting power for all Shares held by the MILGRAT II Trusts. The Shares in Trust C were purchased at various times and at various prices.

         Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of Milfam II, L.P. a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, L.P. (the "Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased at various times and various prices with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P. The Operating Agreement and the Partnership Agreement are hereby respectively attached as Exhibits 99.2, and 99.3.

         All of the Shares purchased by Miller on his own behalf were purchased with personal funds generated and held by Miller at various times and various prices.

         Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Lloyd Crider GST and Kimberly Miller GST (collectively, the "GST's"). All of the Shares Miller is deemed to beneficially own as the trustee for the GST's were purchased at various times and various prices with money generated and held by the GST's. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and Lloyd Miller IV ("Lloyd IV UGMA"). All of the Shares Miller is deemed to beneficially own as custodian of the Alexandra UGMA and Lloyd IV UGMA were purchased at various times and various prices with money held by the Alexandra UGMA AND Lloyd IV UGMA.

ITEM 4.           PURPOSE OF THE TRANSACTION

         The Shares covered by this Schedule 13D were acquired for investment purposes. The Reporting Person filing this report now believes that (a) the common stock of the Company is significantly undervalued, (b) steps taken by the Company to date to enhance stockholder value have been insufficient, and (c) management of the Company must take further immediate steps to return value to its stockholders. The Reporting Person has now decided that it would be in his best interests, and those of other stockholders, to attempt to influence the business strategies and operations of the Company.

         The Reporting Person filing this report is examining all of his options with respect to the possibility of taking actions that he believes will enhance stockholder value. Such actions could include (a) requesting a list of stockholders and information regarding the Company, (b) proposing that management pursue a financial transaction to return value to the stockholders (including a stock repurchase program, merger, reorganization, asset sale or liquidation), and (c) encouraging, participating in or leading a proxy contest to change the Company's board of directors to individuals who would duly consider and, if appropriate, vote to implement the actions discussed above. Any such actions could relate to or result in one or more of the matters referenced in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, it should not be assumed that the Reporting Person will take any of the foregoing actions.

         The Reporting Person believes that in view of the low trading price for JNI's common stock, JNI should repurchase shares of its common stock and that a share repurchase program is the most effective way to enhance shareholder value in the near term.

         The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Miller is deemed to beneficially own 2,159,226 Shares (8.1% of the outstanding Shares, based on 26,590,864 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
2002). As of the date hereof, 14,700 of such beneficially owned Shares are owned of record by Trust A-3; 683,000 of such beneficially owned Shares are owned of record by Trust A-4; 63,650 of such beneficially owned Shares are owned of record by Trust C; 72,700 of such beneficially owned Shares are owned of record by MILGRAT II (B); 17,900 of such beneficially owned Shares are owned of record by MILGRAT II (I); 24,575 of such beneficially owned Shares are owned of record by MILGRAT II (K); 24,575 of such beneficially owned Shares are owned of record by MILGRAT II (P); 43,000 of such beneficially owned Shares are owned of record by MILGRAT II (U); 67,200 of such beneficially owned Shares are owned of record by MILGRAT II (Z); 1,137,926 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 2,000 of such beneficially owned Shares are owned of record by Lloyd IV UGMA ; 2,000 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,000 of such beneficially owned Shares are owned of record by Catherine Miller GST; 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 1,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST and 2,000 of such beneficially owned Shares are owned of record by Kimberly Miller.

          (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by the Trusts, Lloyd Crider GST and Kimberly Miller, shared dispositive and sole voting for all shares held of record by the MILGRAT II Trusts and sole voting power and sole dispositive power for all such shares held of record by Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, and Lloyd IV UGMA (see Item 6).

          (c) The following table details the purchase of shares that were effected during the past 60 days:


------------------------------------------------------------------------------ --------------------------------------
                                                       TRUST A-4
--------------------------------------------------------------------------------------------------------------------
          DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
              12/18/2002                                21,500                                  $2.78
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              12/19/2002                                24,000                                  $2.75
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              12/20/2002                                 8,600                                  $2.74
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              12/27/2002                                 3,300                                  $2.71
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              12/31/2002                                17,300                                  $2.69
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                1/6/2003                                 5,000                                  $3.04
--------------------------------------------------------------------------------------------------------------------
               1/17/2003                                22,900                                  $3.03
--------------------------------------------------------------------------------------------------------------------
               1/24/2003                                15,000                                  $2.98
------------------------------------------------------------------------------ --------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                    MILFAM II, L.P.
--------------------------------------------------------------------------------------------------------------------
         DATE OF TRANSACTION                 NUMBER OF SHARES PURCHASED                   PRICE PER SHARE
-------------------------------------------------------------------------------------------------------------------

              12/23/2002                                13,600                                  $2.69
--------------------------------------------------------------------------------------------------------------------
              12/27/2002                                 3,400                                  $2.71
--------------------------------------------------------------------------------------------------------------------


              12/30/2002                                15,000                                  $2.74
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              12/31/2002                                17,400                                  $2.69
--------------------------------------------------------------------------------------------------------------------
               1/6/2003                                  5,000                                  $3.04
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               1/8/2003                                 10,000                                  $3.04
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               1/14/2003                                16,900                                  $3.10
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               1/17/2003                                22,900                                  $3.03
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               1/21/2003                                27,900                                  $3.05
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               1/23/2003                                 9,100                                  $3.03
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               1/27/2003                                15,000                                  $2.98
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               2/10/2003                                15,400                                  $2.64
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               2/12/2003                                 9,800                                  $2.61
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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Trust Agreement provides:

         The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

         The Operating Agreement provides:

         While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

         The Milfam II Partnership Agreement provides:

         The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

         The Irrevocable Trust Agreement provides:

         The Trustee shall have the power to exercise and not exercise, as the Trustee deems reasonable, rights of ownership incident to securities that the Trustee may hold, including rights to vote, give proxies and execute consents, provided that a corporate Trustee shall exercise voting rights under any securities issued by it or its affiliate only at the written direction of the primary income beneficiary of the trust to which such securities are allocated, the guardian or custodian (but not the Grantor) to act for any beneficiary who is incapacitated or incompetent.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS:

         Exhibit           Document

         99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
                    Ohio).

         99.2       Operating Agreement of Milfam LLC, dated December 10, 1996.

         99.3       Milfam II, L.P. Partnership Agreement, dated
                    December 11, 1996.

         99.4       Form of MILGRAT II Trusts Irrevocable Trust Agreement.



         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 28, 2003





                                                 By: /s/ Lloyd I. Miller, III
                                                       -------------------------
                                                         Lloyd I. Miller, III

                                  EXHIBIT INDEX


      Exhibit                         Document


      EX-99.1                         Amended and Restated Trust Agreement

      EX-99.2                         Operating Agreement of Milfam  LLC

      EX-99.3                         Milfam II, L.P. Partnership Agreement

      EX-99.4                         Form of MILGRAT II Trusts Irrevocable
                                      Trust Agreement